SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Public company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

182nd Extraordinary General Meeting

We invite the Shareholders of Centrais Elétricas Brasileiras S.A – Eletrobras (“Company”) to meet in an Extraordinary General Meeting (“EGM”), in an exclusively digital form, Article 5, Paragraph 2, Item I and Article 28, Paragraphs 2 and 3 of CVM Resolution No. 81, dated March 29, 2022 (“CVM Resolution No. 81”), to be held on August 05, 2022, at 01:30 pm, through the Ten Meetings digital platform (“Digital Platform”), to resolve on the agenda listed below.

Agenda:

1.	Elect the members of the Company’s Board of Directors, with the exception of the director representing the employees, as provided for in Article 32 of the Company’s Bylaws, being 1 (one) for the holders of preferred shares and the others for the holders of common shares; and

2.	Deliberate on the proposal presented by shareholders to set a deadline for the unified term of office of the Board of Directors, exceptionally, until the shareholders’ meeting to be held in 2025, as authorized in item 4.5.1 of Level 1 Corporate Governance Listing Regulation of B3.

Digital Meeting

The Company’s decision to hold the EGM exclusively digital, pursuant to Article 5, Paragraph 2, Item I and Article 28, Paragraphs 2 and 3 of CVM Resolution No. 81 aims to facilitate the participation of shareholders and others involved in the EGM.

EGM shall be held exclusively digitally, which is why the shareholder’s participation can only be:

(a) via Remote Voting Ballot (“Voting Ballot”), providing that detailed instructions on the documentation required for remote voting are stated in the Voting Ballot, which can be accessed on the websites below; and

(b) via Digital Platform, in person or by an attorney-in-fact duly appointed, pursuant to Article 28, paragraphs 2 and 3 of CVM Resolution No. 81, in which case the shareholder may: (i) simply attend EGM, whether or not they have submitted their Voting Ballot; or (ii) attend and vote at EGM. Please note that, for shareholders that have already submitted their Voting Ballot and intent to vote at the Meeting via Digital Platform, all voting instructions received by means of the Voting Ballot will be disregarded.

Procedure for Election of Managers – Majority Vote and Multiple Vote

Eletrobras’ Bylaws provides that the board of directors will be made up of 11 (eleven) members, of which 3 (three) should be independent members, 1 (one) will be elected by the holders of preferred shares, 1 (one) will be elected by employees and the others elected by the holders of common shares. The employees’ representative director has been previously elected and remains on the board.

The election can be carried out by the majority system or by multiple vote, and if this is requested by shareholders representing 5% (five percent) of the voting capital (Article 141 of the Brazilian Corporate Law and in Articles 1, Item III, and 3 of CVM Resolution No. 70 of March 22, 2022), the first system will be removed.

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In the majority system, which is not addressed in the Company´s Bylaws, shareholders have the right to request that voting be by list of candidates or individually, in which case the EGM will be responsible for deciding which system to use. There was a request from shareholders that the election be carried out by list of candidates, the composition of which has already been presented (Notice to the Market of June 19, 2022), with shareholders being able to present competing list of candidates.

Remote Voting

In keeping with the procedures established under CVM Resolution No. 81, in the Company Reference Form, and the instructions stated in the Management Proposal for the Extraordinary General Meeting, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Ballot (“Voting Ballot”) made available by the Company at the websites of the Company (https://ri.eletrobras.com), of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

Access to Meeting

Shareholders that intend to participate at EGM via the Digital Platform should access the specific website for the meeting, at the address https://tenmeetings.com.br/assembleia/portal_/#/?id=AE0379C8AFD6, complete their sign-in, including the creation of a password, and attach all the documents necessary for their qualification to participate and/or vote in EGM, at least 2 (two) days in advance of the date set for the EGM, that is, until August 03, 2022.

Mandatory Documents

The following documents will be required from shareholders for eligibility and participation and/or vote at EGM via the Digital Platform: (a) if a natural person, copy of the identification document, legally recognized as such, with a recent photo and national validity, within the period of validity, if applicable, or, in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than 1 (one) year ago, along with the official identity document with a photo of the attorney-in-fact, and such attorney-in-fact should be another shareholder, manager of the Company or a lawyer regularly registered with the Brazilian Bar Association; or (b) if a legal entity, (i) updated Corporate Instruments of the shareholder and of the act that grants to the representative(s) sufficient powers for representation within the scope of EGM, duly registered with the competent bodies, along with an official identity document with photo of said representative(s); (ii) accordingly, a power of attorney duly granted in accordance with the law and/or the shareholder’s Corporate Instruments, together with the official identity document with photo of the attorney-in-fact.

The Company explains that, exceptionally for this EGM, it will waive the need to submit hard copies of the shareholders’ representation documents to its office, as well as to the certification of grantor’s signature in the power of attorney destined for shareholder representation, alongside the notarization, consularization, apostille, and sworn translation of all documents representing the foreign shareholder, simply by submitting a simple copy of the original documents through the website mentioned above. The Company will only admit powers of attorney granted by shareholders by electronic means containing digital certification that is within the standards of the Brazilian Public Keys Infrastructure or by other means of proving the authorship and integrity of the document in electronic form.

Shareholders’ Representation

Pursuant to paragraph one of Article 126 of Law 6,404, dated December 15, 1976, as amended (“Brazilian Corporate Law”) and the decision of CVM’s Collective Board under CVM case No. RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the shareholders’ meeting: (i) if by an individual, by an attorney-in-fact appointed less than one (1) year ago (which is a shareholder, manager of the Company or lawyer duly registered with the Brazilian Bar Association);

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(ii) if by a legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its Corporate Instruments and the Brazilian Civil Code; and (iii) if by an investment fund, by its administrator and/or manager, or by an attorney-in-fact appointed in accordance with its Corporate Instruments and the Brazilian Civil Code rules.

Confirmation of Eligibility

After submitting all documents proving eligibility, the shareholder or attorney-in-fact, accordingly, will receive confirmation of eligibility to participate in EGM. Under the terms of Article 6, Paragraph 3 of CVM Instruction 81, access to the Digital Platform will not be allowed for shareholders who do not submit the necessary attendance documents within the period set forth herein and as detailed in the Management Proposal.

Additional Information

Detailed information on the rules and procedures for participation and/or remote voting at EGM, including guidelines for submitting the Remote Voting Ballot, are stated in the Management Proposal available at the websites of CVM (www.cvm.gov.br), of B3 (www.b3.com.br) and of the Company (https://ri.eletrobras.com/). Guidelines on the rules of conduct to be adopted at EMG will be available on the Digital Platform.

Pursuant to article 8 of Eletrobras’ Bylaws, any shareholder or group of shareholders, Brazilian or foreign, public or private, is not allowed to exercise the right to vote in a number greater than equivalent to the percentage of 10% (ten percent) of the total number of shares into which Eletrobras’ voting capital is divided, regardless of its share in the capital.

Pursuant to Article 9 of Eletrobras’ Bylaws, shareholders’ agreements cannot be executed with a view to regulating the exercise of voting rights in a number greater than the percentage corresponding to 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided.

Pursuant to article 10 of Eletrobras’ Bylaws, to qualify under the definition of “group of shareholders,” for the purpose of restricting the exercise of vote, 2 (two) or more shareholders may: (i) be parties to a voting agreement, either directly or through companies controlled, controlling or under joint control; (ii) be, directly or indirectly, the controlling shareholder or controlling company of the other or the others; (iii) be companies directly or indirectly controlled by the same person or company, or a group of people or companies, shareholders or not; (iv) be companies, associations, foundations, cooperatives and trusts, funds or investment portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or with administrators or managers that are companies directly or indirectly controlled by the same person or company, or group of people or companies, shareholders or not; (v) be any shareholders represented by the same agent, manager or representative in any capacity, except in the case of holders of securities issued within the scope of the Company’s Depositary Receipts program, when represented by the respective depositary bank, providing that they do not fit into any of the cases set out in the above article.

In the case of investment funds with a common administrator or manager, only those with investment policy and the exercise of votes at shareholders’ meetings, under the terms of the respective Bylaws, under the responsibility of the administrator or manager will be considered as members of a group of shareholders.

Owing to the limitation above, the Company hereby requests, for the purposes of the timely examination of the business, that the shareholders included in the legal situations provided in Article 10 of the Bylaws above, transcribed in Annex 05, report which are the members of the group of shareholders up to 2 (two) days in advance of the date set for EGM, that is, until 11:59 pm on August 03, 2022, by sending the statement (Annex 05) exclusively to the website address: https://tenmeetings.com.br/assembleia/portal_/#/?id=AE0379C8AFD6, stating as follows:

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(i)	if they are part of a voting agreement and if there are other members of the agreement and their respective shareholdings;

(ii)	if they are part of a business group of companies or a group of entities with common administration or management or under the same control;

(iii)	if they are represented by the same agent, administrator or representative in any capacity.

Shareholders may find at the websites of the Company (https://ri.eletrobras.com), of CVM (www.cvm.gov.br), and of B3 (www.b3.com.br) all documentation on the business that will be resolved at EGM, under the terms of Brazilian Corporate Law and CVM Instruction No. 81.

Brasília, July 04, 2022.

Ruy Flaks Schneider

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.